Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC HAS SIGNED A COOPERATION AGREEMENT WITH SIEMENS

Tel Aviv, Israel, August 15, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, in furtherance to the announcement dated April 18, 2016, that  INSIGHTEC Ltd. ("INSIGHTEC"), has signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH ("Siemens"), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between INSIGHTEC’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners (the "Systems") with the intention to expand the MRgFUS market globally (the "Agreement").

According to the Agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the Parties' Systems.

Each Party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each Party shall bear all of its internal and external costs relating to its performance under the Agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the Agreement, for its R&D costs.

The Agreement also determines that each Party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems.

The term of the Agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, in accordance with the terms of the Agreement.

Each Party shall have a limited liability towards the other Party for direct damages only. In addition, each Party is required to maintain a minimal insurance coverage for the purpose of the Agreement during the term of the Agreement and for a few years thereafter.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.2% on a fully diluted basis) which, in turn, holds approximately 31.4% of the share capital in INSIGHTEC (25.6% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information: Company Contact Ron Hadassi Chairman of the Board of Directors Tel: +972-3-608-6048 Fax: +972-3-608-6050 ron@elbitimaging.com

2